1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2011
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 13, 2011	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) NOTICE OF 2010 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2010 Annual General Meeting (the "AGM") of Aluminum Corporation of China Limited (the "Company") will be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Tuesday, 31 May 2011 at 10:30 a.m. for the following purpose:

ORDINARY RESOLUTIONS

1.	To consider and approve the Directors' Report for the year ended 31 December 2010;

2.	To consider and approve the Report of the Supervisory Committee for the year ended 31 December 2010;

3.

To consider and approve the independent auditor's report and the audited financial report of the Company for the year ended 31 December 2010 (including the financial report prepared in accordance with the International Financial Reporting Standards and the financial report prepared in accordance with the PRC Accounting Standards for Business Enterprises (2006));

4.	To consider and approve the distribution of the 2010 final dividend for the year ended 31 December 2010;

5.

To consider the new appointment of Mr. Liu Caiming as an executive Director of the fourth session of the Board commencing from the date of passing this resolution and expiring upon conclusion of the Company's 2012 annual general meeting;

6.	To consider and approve the remuneration standard for Directors and supervisors of the Company for 2011;

7.	To consider and approve the renewal of one-year liability insurance for the Company's Directors, Supervisors and senior management (from 18 May 2011 to 17 May 2012);

8.

To consider and approve the re-appointment of PricewaterhouseCoopers (Certified Public Accountants, Hong Kong) as the international auditors and PricewaterhouseCoopers Zhong Tian CPAs Company Limited as PRC auditors of the Company to hold office until conclusion of the 2011 annual general meeting, and to authorise the audit committee of the Board to determine their remuneration;

9.

To consider and approve the terms and the granting of the Counter Guarantee by the Company to Chinalco in respect of the Guarantee provided by Chinalco to Rio Tinto plc for the performance by the Company of its obligations under the Simandou Joint Development Agreement and to authorise any Director or authorised representatives of the Board to execute the Counter Guarantee and all such other documents or do all such actions as he considers necessary or desirable in connection with the granting of the Counter Guarantee or to give effect to the Counter Guarantee. For the definitions used in this resolution and details of the Counter Guarantee, please refer to the circular to the shareholders of the Company dated 14 April 2011 in respect of the same.

10.

To consider and approve the terms and the entering into of the Proposed Agreement in respect of the acquisition of the 9.5% equity interests in CIT by the Company from CAD and to authorise any Director or authorised representatives of the Board to execute the Proposed Agreement and all such other documents and do all such actions as he considers necessary or desirable to implement and give effect to the Proposed Acquisition. For definitions used in this resolution and details of the Proposed Acquisition, please refer to the circular to the shareholders of the Company dated 14 April 2011 in respect of the same.

11.	To consider and approve proposals (if any) put forward at such meeting by any shareholder(s) holding 3 per cent or more of the shares carrying the right to vote at such meeting.

SPECIAL RESOLUTION

12.	To consider and approve the following resolution by way of special resolution:

(a)

the Board be and is hereby granted an unconditional general mandate to issue, allot and deal with additional H Shares in the share capital of the Company and to make or grant offers, agreements and call options in respect thereof, subject to the following terms:

(i)

such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or call options which might require the implementation or exercise after the end of the Relevant Period;

(ii)

the total nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to a call option or otherwise) by the Board shall not exceed 20% of the total nominal value of H Shares in issue as at the date of the this resolution (as at the date of this resolution); and

(iii)

the Board will only exercise the above power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

(b)	for the purpose of this resolution:

"H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value of RMB1.00 each, and which are held and traded in Hong Kong dollars;

"Relevant Period" means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution;

(ii)	the expiration of a 12-month period following the passing of this resolution; or

(iii)	the date on which the authority set out in this resolution is revoked or varied by a special resolution in a general meeting;

(c)	contingent on the directors resolving to issue shares pursuant to paragraph (a) of this resolution, the Board be and is hereby authorized to:

(i)

approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider relevant in connection with the issue of such new shares including, but not limited to, determining the time and place of issue, making all necessary applications to the relevant authorities and entering into an underwriting agreement (or any other agreement);

(ii)	determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

(iii)

increase the registered capital of the Company pursuant to the issue of shares under paragraph (a) of this resolution and make such amendments to the Articles of Association as it thinks fit so as to reflect the increase in registered capital of the Company.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
14 April 2011

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuanand Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

Notes:

(a)

The H Share register of members is currently closed until (and inclusive of) Thursday, 14 April 2011 for the holding of the second extraordinary general meeting of the Company on Thursday, 14 April 2011 in compliance with the articles of association of the Company, no transfer of H Shares will be effected until (and inclusive of) Thursday, 14 April 2010. The H Share register will be reopened on Friday, 15 April 2011 to effect transfers of H Shares and will be closed again from Sunday, 1 May 2011 to Tuesday, 31 May 2011 (both days inclusive), during which period no transfer of H Shares will be effected. Shareholders whose names appear on the H Share Register of Members at 4:30 p.m. on Friday, 29 April 2011 are entitled to (1) receive the 2010 final dividend of the Company and (2) to attend and vote at the AGM after completing the registration procedures for attending the meeting. In order for the Shareholders to be qualified to (1) receive the 2010 final dividend of the Company and (2) to attend and vote at the AGM, all transfer documents accompanied by the relevant H share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Friday, 29 April 2011 for registration.

(b)

Holders of A Shares or H Shares, who intend to attend the AGM, must complete the reply slip for attending the AGM and return them to the Company's Board Secretary Office no later than 20 days before the date of the AGM, i.e. no later than Wednesday, 11 May 2011.

Details of the Company's Board Secretary Office are as follows:

No. 62 North Xizhimen Street,
Haidian District, Beijing,
The People's Republic of China
Postal Code: 100082
Tel: (8610) 8229 8150/8162
Fax: (8610) 8229 8158

(c)

Each holder of H Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof in order for such document to be valid.

(f)

Each holder of A Shares which is entitled to attend the AGM and is entitled to vote is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the AGM, and Notes (c) to (d) also apply to holders of A Shares, except that the proxy form or other documents of authority must be delivered to the Company's Board Secretary Office, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof, in order for such documents to be valid.

(g)

If a proxy attends the AGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the AGM, such representative should produce his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the authorisation issued by such legal person shareholder.

(h)	Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

(i)	All votings at the AGM will be conducted by a poll.

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary